April 4, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mark P. Shuman

Re:	EnterConnect Inc. CIK: 0001403386
Request for Withdrawal of Amendment to Registration Statement on Form S-1
File No. 333-145487

Dear Mr. Shuman:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), EnterConnect Inc. (the “Company”) hereby requests the withdrawal of Amendment No. 1 to the Company’s Registration Statement on Form S-1. The amendment was incorrectly submitted on March 25, 2008 under File No. 333-145487. The amendment should have been filed under File No. 333-148797. No shares of common stock have been offered pursuant to this amendment and the Company endeavors to correct this error immediately.

If you have any questions, please contact the undersigned at (408) 441-5280.

Very truly yours,

/s/ Sam Jankovich

Sam Jankovich
President & CEO